     Exhibit 11.1

COMPUTATION OF NET LOSS PER SHARE
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2003	2002	2003	2002

COMPUTATION OF BASIC NET LOSS PER SHARE:
Net loss	$(10,624)	$(10,405)	$(44,337)	$(35,013)

Weighted-average shares of common stock outstanding	36,617	32,528	33,862	32,458

Basic net loss per share	$(.29)	$(.32)	$(1.31)	$(1.08)

COMPUTATION OF DILUTED NET LOSS PER SHARE:
Net loss available to common stockholders	$(10,624)	$(10,405)	$(44,337)	$(35,013)
Weighted-average number of shares of common stock and common stock equivalents outstanding-
Weighted-average shares of common stock outstanding	36,617	32,528	33,862	32,458
Weighted-average number of common stock equivalents applicable to stock options and employee stock purchase plans	866	124	573	334

Common stock and common stock equivalents	37,483	32,652	34,435	32,792

Diluted net loss per common stock and common stock equivalents (a)	$(.28)	$(.32)	$(1.29)	$(1.07)

(a)	This calculation is submitted in accordance with Item 601(b)(11) of Regulation S-K although it is not required by SFAS No. 128 because it is antidilutive.